Exhibit 99

April 14, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Update on the Earnings call in relation to the audited standalone and consolidated financial results of HDFC Bank Limited (“the Bank”) for the quarter and year ended March 31, 2026

This has reference to our intimation dated April 13, 2026 regarding the schedule of earnings call with analysts and investors to be held on April 18, 2026 in relation to the audited standalone and consolidated financial results of the Bank for the quarter and year ended March 31, 2026.

Kindly note that the timing of the call has been revised from 18:00 hours (IST) to 16:00 hours (IST) on Saturday, April 18, 2026. There is no change in the Conference Call Dial-in information and is once again given below for reference.

Date	April 18, 2026
Time	16:00 hours (IST)
India / Universal Number	+91 22 6280 1329 / +91 22 7115 8230
International Toll Free numbers	USA: 18667462133 UK: 08081011573	Singapore: 8001012045 Hong Kong: 800964448
Pre-registration details (to avoid wait time)	https://ccreservations.com/hdfcbank/
Nature of the meeting	Group meeting

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight